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              [SUPERIOR NATIONAL INSURANCE GROUP, INC. LETTERHEAD]



October 16, 1998


Stockholders of Superior National Insurance Group, Inc.


Dear SNTL Stockholder:

Enclosed you will find the Superior National Insurance Group, Inc. ("Superior National" or "Company") 1997 Form 10-K/A, which is intended to serve as Superior National's 1997 Annual Report to Stockholders. The delays in transmitting the report and scheduling the 1998 Annual Stockholders' Meeting are due to the timing of the announcement of the acquisition of Business Insurance Group, Inc. ("BIG"), and the timing of the several transactions and regulatory approvals necessary to complete the acquisition. This letter briefly describes the terms of the BIG acquisition, and timing of certain events necessary for its completion.

Terms of the BIG Acquisition

On May 5, 1998, Superior National and Foundation Health Corporation ("FHC"), a wholly owned subsidiary of Foundation Health Systems, Inc. (NYSE:FHS), entered into an agreement under which the Company will purchase for approximately $256.5 million in cash all outstanding shares of the capital stock of BIG, an insurance holding company that, through its wholly owned insurance subsidiaries, California Compensation Insurance Company, Business Insurance Company, Combined Benefits Insurance Company, and Commercial Compensation Insurance Company, write workers' compensation and group health insurance, principally in California, with branch operations throughout the continental United States. The contractual purchase price is $285 million, less the cost of the "Loss Reserves Guarantee" (described below) provided through reinsurance obtained by FHC. Superior National will offset the reduction in BIG's surplus resulting from the cost of that reinsurance with a capital contribution to BIG, so that the total cash outlay in connection with the acquisition of BIG will be approximately $285 million, excluding transaction expenses.

Superior National will finance the acquisition of BIG through the issuance of $200 million of common stock and approximately $110 million in aggregate principal amount of senior debt. The amount raised in excess of $285 million will be used to pay related transaction costs and for general corporate purposes. Superior National will offer $106 million of common stock to Superior National's existing common stock, warrant, and option holders on a pro-rata basis (the "rights offering"). Superior National has entered into an agreement with respect to the remaining $94 million of common stock with Insurance Partners, L.P. and its successor fund (together, "IP") and other investment affiliates of IP under which IP has committed to purchase the $94 million of common stock, together with up to an additional $106 million of common stock. This latter commitment is to purchase the number of shares of common stock for which rights are not exercised in the rights offering. By providing this "backstop," Superior National was able to provide FHC with satisfactory assurances that all of the anticipated proceeds of the rights offering would be available to complete the acquisition of BIG. All of the common stock will be issued at a price of $16.75 per share. In connection with its investment, IP has agreed to certain restrictions protecting minority stockholders.

In connection with the acquisition of BIG, FHC will obtain, at its expense, through the purchase of reinsurance, the Loss Reserves Guarantee, consisting of $175 million of adverse development protection on BIG's loss and allocated loss adjustment expense reserves. Superior National has also entered into a three to five-year quota share reinsurance agreement with a reinsurer rated "A+" by A.M. Best, under which Superior National and BIG will reinsure policies with estimated annual premiums in excess of $25,000. Superior National has also agreed to enter into long-term contracts with affiliates of FHC under which those affiliates will continue to provide bill review and other claims management services to Superior National and BIG.

The $16.75 price and other terms of the rights offering were set by Superior National's board of directors, in consultation with its financial advisors, and will be materially the same as the terms of the IP transaction, subject to adjustments determined by the board of directors to be reasonable and appropriate. This description does not constitute an offer of any securities.
Any offering of securities in the transactions described above, other than the issuance and sale of common stock to IP, will be made only by means of a prospectus. Stockholders are cautioned,
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October 16, 1998                                                          Page 2


however, that the mere decision to undertake a transaction does not change the contingencies that apply to these prospective transactions, or the likelihood that an offering will, in fact, occur.

The acquisition of BIG is subject to the expiration of the waiting period (which, at the date of this letter has occurred) under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, and to approval by several state insurance regulatory authorities, and miscellaneous other contractually required approvals. In addition, the rights offering and the issuance and sale of common stock to IP are each subject to stockholder approval, which the company intends to solicit at its 1998 Annual Meeting of Stockholders, as described below.

Timing of Events

Superior National filed a proxy statement and a registration statement for the rights offering in early July. None of the securities issued in the rights offering may be sold before the registration statement is declared effective.

The Company received approval from the Securities and Exchange Commission to distribute the proxy statement on October 14. The proxy statement was mailed to stockholders on October 16 and the stockholders' meeting will be held on November 3.

Assuming stockholders approve the stock issuance transactions, promptly after the stockholders' meeting the rights offering is expected to become effective for 15 days, during which time the rights would trade independently from Superior National stock. The Company believes Nasdaq-member firms will make a market in the rights. Prior to the concluding date of the rights offering, stockholders, warrant holders, and option holders who wish to purchase Superior National stock would transmit funds to the Company's agent to effect the purchase of stock.

The closure of the rights offering, the sale of stock to IP, and the completion of the debt financing are all necessary prior to the completion of the acquisition. The Company anticipates that the financing transactions and the acquisition will all close on December 10.

                                   * * * * *

Please do not hesitate to call Chris Seaman at (818) 878-2240 or me at (818) 878-2200 if you have any questions regarding the BIG acquisition, or the associated financing transactions. Superior National's board of directors and management are delighted to present this opportunity to our stockholders, and look forward to working with you to assure its timely completion.

Very truly yours,


/s/ WILLIAM L. GENTZ

William L. Gentz



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     The Company's Annual Report on Form 10-K/A for the fiscal year ended
December 31, 1997, as filed with the Securities Exchange Commission on October 16, 1998, is included in its entirety, excluding Exhibits, and is incorporated in this filing by this reference.
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                             CORPORATE INFORMATION

BOARD OF DIRECTORS

BRADLEY E. COOPER
     Partner of Insurance Partners Advisors, L.P.

WILLIAM L. GENTZ
     President and Chief Executive Officer

STEVEN D. GERMAIN
     Managing Director, General Counsel and Secretary of Centre Re; Managing Director of Zurich Centre Group L.L.C.; Director, Senior Vice President and Secretary of CentreLine; Director, President and Chief Executive Officer of Home Holdings, Inc.

ROGER W. GILBERT
     Retired Chief Executive Officer and Chairman of TIC Indemnity Co. and Chief Executive Officer of TMIC Insurance Co. Inc.; former California Special Deputy Insurance Commissioner.

STEVEN B. GRUBER
     Managing Partner of Insurance Partners Advisors, L.P.; Managing Director of Oak Hill Partners, Inc.; Vice President of Keystone, Inc.

THOMAS J. JAMIESON
     President of Jaco Oil Company

GORDON E. NOBLE
     Chairman and Chief Executive Officer of Commodore Insurance Services

C. LEN PECCHENINO
     Chairman of the Board of Directors

CRAIG F. SCHWARBERG
     Former Managing Director of International Insurance Advisors, Inc.

J. CHRIS SEAMAN
     Executive Vice President and Chief Financial Officer

ROBERT A. SPASS
     President, Chief Executive Officer and Director of International Insurance Advisors, Inc.; Managing Partner of Insurance Partners Advisors, L.P.


OFFICERS

SUSAN A. BINDER
     Vice President - Workers' Compensation Claims

THOMAS J. BOGGS, JR.
     Senior Vice President - Workers' Compensation, Underwriting/Marketing
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CURTIS H. CARSON
     Vice President - Human Resources

HAROLD J. FEDORA
     Vice President - Workers' Compensation Claims Services

WILLIAM J. FERRIER
     Vice President - Management Information Services

WILLIAM L. GENTZ
     President, Chief Executive Officer and Director

ROBERT N. HENRY
     Vice President - Management Information Systems (SWAMIr)

KARL O. JOHNSON
     Senior Vice President, Central Region

JOHN E. KING
     Resident Vice President, Arizona

ROBERT E. NAGLE
     Senior Vice President, General Counsel and Secretary

MATTHEW NATALIZIO
     Vice President - Finance and Treasurer

ROBERT J. NIEBUR
     Resident Vice President, Northern Region

DALE K. O'BRIEN
     Vice President - Rehabilitation/Disability Management Unit

YOOME K. PANNAVALEE
     Senior Vice President - Safety Management Services

DOUGLAS R. ROCHE
     Senior Vice President - Workers' Compensation Claims

J. CHRIS SEAMAN
     Executive Vice President, Chief Financial Officer and Director

ARNOLD J. SENTER
     Executive Vice President and Chief Operating Officer

EDWARD C. SHOOP
     Senior Vice President and Chief Actuary

WILLIAM P. THOMAS
     Resident Vice President, Sacramento

RONALD J. TONANI
     Senior Vice President - Marketing
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SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
      26601 Agoura Road, Calabasas, California 91302
      (818) 880-1600

ANNUAL MEETING
      The Company expects that the annual meeting of the shareholders will be held at 10:00 a.m., Pacific Time, on Thursday, September 10, 1998 at:

      Superior National Insurance Company
      26601 Agoura Road
      Calabasas, California 91302

      Further details will be announced.

STOCK LISTING
      The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SNTL"

INDEPENDANT AUDITORS
      KPMG Peat Marwick LLP
      Los Angeles, California

LEGAL COUNSEL
      Riordan & McKinzie
      Los Angeles, California

TRANSFER AGENT AND REGISTRAR
      U.S. Stock Transfer Corporation
      1745 Gardena Avenue, Second Floor
      Glendale, California 91204-2991
      (818)502-1404

FORM 10-K/A
      Additional information, including the Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997 as filed with the Securities and Exchange Commission, is available upon written request to:

      Robert E. Nagle
      Senior Vice President, General Counsel and Secretary
      26601 Agoura Road, Calabasas, California 91302
      (818)880-1600